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Women-led
Williamson Mead and Brewing

Brewery

6110 Pilar Way
Bakersfield, CA 93306
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Williamson Mead and Brewing is seeking investment to bring WORLD-CLASS MEAD and CIDER to the Nation and the World.
Generating RevenueFirst Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR MISSION

Our Mission: To deliver to Consumers Our World Class Mead/Cider/Seltzer Products throughout the Nation!

Establish a Top-Notch Brick and Mortar for Local Sales and Production!
Have a Nation-Wide Online Store and Shipping Service ready from Day One!
Work with Delivery Services like Drizzly and others giving our Consumers total flexibility!
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THE COMPETITION

Not Just a Brewery, but a Brewing Revolution!

Our SPEED of batch processing is rivalled by none! We are in many cases geometrically faster!
Our QUALITY is proven and out shines current Commercial Producers!
Our EFFICIENCY is far above Industry Standards, which is good for PROFITS and the ENVIRONMENT!
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OUR STORY

Our IDEA began long ago with our intrepid Founder as a college student. His goal, to create a Mead and Cider, worthy of the Myths and Legends surrounding them. The Result, a Brewing Revolution!

142 Awards for Brewing Excellence in Mead, Cider, Seltzer, and Beer
California Mead Producer of the Year 2021 - 10th Annual New York Beer International Competition
Revolutionary Process that creates a world class Mead/Cider/Seltzer in a fraction of the Time. Example: Hard Seltzer 21-28 Day Industry Average. Williamson Seltzer - 8 DAYS!
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TARGET MARKET

We are looking for the Adventurer! The Explorer! The Outlaw! Our Meads and Ciders are like nothing else out there, they are unique and powerful, just like you!

Adults age 21-35 make up 25% of the population but account for 50% of all alcohol sales.

This new Generation wants something to make there own, something as distinctive as they are!

Mead and Ciders, it's in our Stories, our Myths, and in our Entertainment! Gamers and Players, DnD to PS4/Xbox, you deserve a drink that lives up to your imaginations!

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OUR OFFERINGS

Our Menu already includes over 24 products that have won awards at commercial competitions, and been found utterly delicious by hundred of visitors in our own tasting room.

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TEAM EXPERIENCE

We have both Inspiration and Experience in a well balanced brew team!

The Founder: Matthew Williamson, 142 Awards for Brewing Excellence, California's Mead Producer of the Year 2021

Director of Brewing: Richard McEnulty, Certified German Master Brewer VLB Berlin, 6+ years of Commercial Brewing Experience

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WILLIAMSON MEAD AND CIDER

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THE TEAM

Matthew Williamson

President/CEO

Matthew L. Williamson

6110 Pilar Way Bakersfield, Ca. 93306 Phone: (661) 827-7290   Email: Sirkeats@hotmail.com

WORK EXPERIENCE:

06/20 to Current

Williamson Mead and Brewing

Head Brewer/Owner

Recipe development, brewing, cellar work, and sales.

* 142 awards for Brewing Meads, Ciders, Seltzers, and Beer

* 25 Awards in International and Commercial Competitions

* California Mead Producer of the Year 2021 – 10th New York International Beer Competition

* 20+ years of Homebrewing Experience

07/18 to 07/20

SWIIM Systems Inc. (Superior Water and Innovative Irrigation Management)

Bakersfield, CA

Territory Representative Central California

Responsibilities Include: Direct-to-Grower Sales, Sales Reporting and Accounts Management, Communication and Technology Presentation, Growth Strategy. Returning to a more active sales role has been a great change.

* Completed largest sale in corporate history in first 3 months.

* Sales accounted for greater than half of all revenue for 2018.

10/16 to 07/18

Royal Industrial Solutions

Bakersfield, CA

Inside Sales/Business Development/Project Manager

Responsibilities Include: During my time at CES/RIS have included warehouse, counter sales, accounts payable, accounts receivable, financial statements, purchasing, inside sales, project management, inventory management and outside sales. My role has grown into exploring new fields for profitability and services in both the water/wastewater and the energy fields as a Project Manager.

* Member in Energy Efficiency Services Group for Bakersfield

* Member of Water/Wastewater Business Group

* Member of Renewable Energy Services Business Group

* Completed the Rockwell Automation Inside Sale Distributor Training.

* Completed Bronze Level of the Electrical Products Educational Course.

03/16 to 10/16

Western Pacific Research Inc. Bakersfield, CA

Campaign Manager/Worker

Responsibilities Include: Worked as an organizer and director on several concurrent campaigns during the election year. Also contributed to the creative bureau as well, writing commercials for radio and TV, ads for news and fax, and email and social media campaign. Was called upon in numerous occasions to speak publicly both at debates and fund raisers.

* Worked on 5 campaigns simultaneously for local, county, state, and national races.

11/08 to 3/16

Hoekstra Farms LLC

Corvallis, OR

Partner/Owner

Responsibilities Include: Junior partner in a hops growing concern in the Willamette Valley. Responsible for maintenance, and management of the agricultural workforce. Contract negotiations, and other partnership duties.

* Achieved 6 straight years of profitability.

* Managed a seasonal workforce of over 100 employees.

* Completed JM&A training for F&I.

* Increased overall volume by 15% bring store numbers to 175-200 per month, including hitting Hyundai and Kia volume goals every month and CSI level for maximum dealer cash.

EDUCATION:

1995-1999 Illinois State University-Graduate Normal, IL

History and Political Science. Minor in Philosophy.

Published numerous times 1996-2000: (University of Memphis Undergraduate Conference, Augustana

Undergraduate Conference, and the Mid-South Undergraduate Philosophy Conference) 2000 (University of Kentucky Graduate Philosophy Conference, New Mexico and West Texas Philosophy Society, World

Conference on Philosophy and Contemporary Issues; political science 1999-2000 (Illinois State University

Undergraduate Symposium, and Political Science Undergraduate Conference) 2000 (Illinois Conference of Political Science Students, American Political Science Association), and poetry (Sparrow Grass Poetry Forum and University of Houston Poetry Forum.).

Richard McEnulty
Director of Brewing Operations

Richard P. McEnulty

16126 Black Hawk Ave.

Bakersfield, California 93314

(661)379-5286/ rmcenulty@gmail.com

EXPERIENCE AND QUALIFICATIONS

Temblor Brewing Company: August 2018 – November 2018

Assistant Brewer:

·   Executed up to 7 brews Mon-Thurs on both a JVNW 20 bbl brewhouse and 1 bbl pilot system, from milling to cleaning of brewhouse

·   Responsible for kegging up to 20 bbl of beer with 4 keg manifold in single shift with <2% losses

·   Participated in canning operations on a Criveller canning system

·   Cleaned and operated GEA Westaflia Centrifugal Separator for yeast extraction and filtration into brite beer tanks

Crusader Brewing Company: July 2019 – Present

Certified Master Brewer and Operations Manager

·   Executed brewing recipes on 5 bbl direct-fire Stout brewing system

·   Responsible for all aspects of cellaring, brewing, lagering and filtration, and microbiology

·   Fixed lautering issue in high gravity beers with addition of rice hulls, increasing brewhouse yield by up to 15%

·   Wrote Märzen recipe for and brewed Oktoberfest beer, which sold 5 bbl in under 2 months, highest selling beer for both months

·   Designed 6 of our highly rated beers, and increased sales of 3 existing recipes through process controls and iterative improvements

·   Collaborated with local coffee roastery to make Coffee Nut Brown version of my Nut Brown Ale (both highly rated and sold well)

·   Created sensory training program for employees, as well as customer/public training program

Miscellaneous:

Home Brewing: 2007 - 2021

·   Brewed dozens of various beers, from porters to lagers, as well as meads (2 aged in sherry casks)

·   Started homebrew club at VLB, led 3 brews with 12 colleagues who had never homebrewed, put beers on tap at Berlin Brewer's Guild

Professional Certifications:

·   Cicerone Level 1 Certified for sensory analysis

·   Currently pursuing Cicerone Level 2 and BJCP Judge Certifications

Volunteer Work:

·   Completed 100+ man hour Eagle Scout Project, earning rank of Eagle Scout in 2004

·   Earned letter of recommendation from QL+ program for senior project benefitting Navy Seal Warrior Fund

EDUCATION

Cal Poly San Luis Obispo: Graduated June 2014

Materials and Mechanical Engineering Departments:

·   Consistently used ASTM, ASME, and ISO standards for materials testing and manufacturing (Ex: used ASTM D 2344 for short beam shear testing of carbon fiber composite layups made in-house using autoclave)

·   Extensive use of Excel for data management and statistical analysis to identify trends and apply corrective measures if necessary

·   Project lead for team designing innovative fiberoptic light filtration device, winning 4 of 5 awards, including Best Overall Performance

·   Acted as Commencement Speaker for MatE Department graduation ceremony

·   Repeatedly performed Lifecycle Analyses and trained in Cradle to Cradle systems design

VLB Berlin: January 2019 – June 2019

Certified Master Brewers Course:

·   Trained in Malting, Brewing Technology, Fermentation Management, Microbiology, Chemistry, Sensory Analysis, and Recipe Design

·   Brewed 5 beers on automated 5 hL system mash filter, then filtered green beer through membrane, DE, and ultrafiltration devices

·   One of four Master Brewers accepted into the Berlin Brewers Guild for 2019

·   Performed various titrations for water analysis, HPLC hop analysis, numerous wort and beer analysis techniques

·   Still connected to 50+ Master Brewers in 26 countries for information sharing, advice, and research projects

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $50,000
Space Build-Out $50,000
Capital/Operating Expenses 1-yr $41,000
Mainvest Compensation $9,000
Total $150,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,000,000 $1,500,000 $2,250,000 $2,992,500 $3,980,024
Cost of Goods Sold $330,000 $495,000 $742,500 $987,525 $1,313,407
Gross Profit $670,000 $1,005,000 $1,507,500 $2,004,975 $2,666,617

EXPENSES

Rent $120,000 $123,000 $126,075 $129,226 $132,456
Utilities $18,000 $18,450 $18,911 $19,383 $19,867
Salaries $64,000 $96,000 $144,000 $191,520 $254,721
Insurance $12,000 $12,300 $12,607 $12,922 $13,245
Equipment Lease $30,000 $30,750 $31,518 $32,305 $33,112
Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037
Legal & Professional Fees $10,000 $10,250 $10,506 $10,768 $11,037

Operating Profit $406,000 $704,000 $1,153,377 $1,598,083 $2,191,142

This information is provided by Williamson Mead and Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Williamson Mead and Brewing Deck.pdf

Williamson Mead - Business Plan.pdf

Williamson-Mead-and-Brewing-FY2022-FY2024-FORECAST.pdf

Investment Round Status

Target Raise $150,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends February 18th, 2022

Summary of Terms

Legal Business Name Williamson Mead and Brewing

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 2%-3.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2029

Financial Condition

No operating history

Williamson Mead and Brewing was established in June, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Williamson Mead and Brewing has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Williamson Mead and Brewing expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Williamson Mead and Brewing's fundraising. However, Williamson Mead and Brewing may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Williamson Mead and Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Williamson Mead and Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Williamson Mead and Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Williamson Mead and Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Williamson Mead and Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Williamson Mead and Brewing's management or vote on and/or influence any managerial decisions regarding Williamson Mead and Brewing. Furthermore, if the founders or other key personnel of Williamson Mead and Brewing were to leave Williamson Mead and Brewing or become unable to work, Williamson Mead and Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Williamson Mead and Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Williamson Mead and Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Williamson Mead and Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Williamson Mead and Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Williamson Mead and Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Williamson Mead and Brewing's financial performance or ability to continue to operate. In the event Williamson Mead and Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Williamson Mead and Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Williamson Mead and Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Williamson Mead and Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Williamson Mead and Brewing will carry some insurance, Williamson Mead and Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Williamson Mead and Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Williamson Mead and Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Williamson Mead and Brewing's management will coincide: you both want Williamson Mead and Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Williamson Mead and Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Williamson Mead and Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Williamson Mead and Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Williamson Mead and Brewing or management), which is responsible for monitoring Williamson Mead and Brewing's compliance with the law. Williamson Mead and Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Williamson Mead and Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Williamson Mead and Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Williamson Mead and Brewing, and the revenue of Williamson Mead and Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Williamson Mead and Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Williamson Mead and Brewing is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Williamson Mead and Brewing is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Williamson Mead and Brewing is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Williamson Mead and Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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